EX-99.77K - ACCOUNTANTS
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Change in Independent Registered Public Accounting Firm--At a meeting of the
Board of Trustees of the Trust held on October 1, 2007, the Trustees, upon recommendation of the Board's audit committee, approved a change in the Portfolios' independent registered public accounting firm from PricewaterhouseCoopers LLP to Ernst & Young LLP as a result of PricewaterhouseCoopers LLP declining to stand for re-election. For the years ended August 31, 2007 and August 31, 2006,
PricewaterhouseCoopers LLP's audit reports contained no adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, there were no disagreements between the Portfolios and PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or audit scope or procedures, which if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference to the disagreement in their audit reports.